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Please Contact:

Loren E. Hillberg                           Stuart McGill
Vice President                              Manager, Corporate Communications
Micro Focus                                 Micro Focus
U.S.: (650) 404-7383                        UK: (1635) 326 46


Giles Sanderson/Edward Bridges
Financial Dynamics
UK: (0171) 831-3113


                        MICRO FOCUS ACQUIRES XDB SYSTEMS

  Micro Focus Adds Key Access Technology Skills with Acquisition of XDB Systems

     LONDON and MOUNTAIN VIEW, Calif., January 21, 1998 -- Micro Focus Group Plc (NASDAQ:MIFGY), a leading provider of enterprise application development solutions, today announced it has completed the acquisition of privately-held XDB Systems, Inc., in exchange for 416,965 ordinary shares of Micro Focus
(including up to 38,570 ordinary shares to be issued to holders of options in XDB Systems upon exercise of such options) with a current share value of approximately GBP 11.46 million ($18.64 million). Micro Focus initially announced on December 23, 1997 its intention to acquire XDB Systems.

     XDB Systems is a provider of DB2 database development, maintenance and connectivity solutions. Micro Focus is acquiring XDB Systems to meet the demand from its customers for DB2 databases from its range of PC-based development environments. DB2 is used to store and retrieve key financial data, customer information and manufacturing data on mainframe systems. The combination of XDB and Micro Focus will allow a tight integration of the two companies' product offerings.

     Industry analysts predict the amount of data stored in DB2 databases will double over the next two years. IBM, a major supplier of DB2 products, estimates such database servers are currently in use in 80 percent of today's Fortune 500 companies with these installations supporting 30 million users.

     The acquisition of XDB Systems will be accounted for as a pooling of interests for U.S. accounting purposes. Application will be made to the London Stock Exchange for the new shares to be admitted to the Official List. The new shares will rank pari passu in all respects with the existing ordinary share capital of Micro Focus. Subject to the new shares being admitted to listing, it is expected that trading in the new shares will commence on January 26, 1998.

     Both companies help corporations and government agencies develop and maintain their mainframe applications by utilizing personal computers to perform editing, compilation, debugging and test tasks. This method -- called "off-loading" -- is recognized as an extremely cost-effective and productive way to implement new or upgrade existing software programs.


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ABOUT MICRO FOCUS

     Micro Focus provides applications development and maintenance solutions for managing enterprise computing assets. Micro Focus' state-of-the-art programming solutions allow application developers to:

-    move   application   development  and  maintenance  off  the  mainframe  to
     cost-effective  PC platforms;
- extend their enterprise applications by developing and deploying production systems in distributed environments such as UNIX and Windows/NT; and
-    find, fix and test required Year 2000 date and Euro currency changes.

     Micro Focus is located at 701 E. Middlefield Road, Mountain View, Calif. 94043; telephone 650-938-3700. In the UK, the Company is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN; telephone 01635 32646. For additional information on Micro Focus and its products, visit Micro Focus' website: http://microfocus.com

                                      ###

Micro Focus and XDB Systems are registered trademarks of Micro Focus. All other companies and products as they appear in this release are trademarks of their respective owners.




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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: January 21, 1998                        By: /s/ Loren E. Hilllberg
                                              ----------------------------------
                                              Loren E. Hillberg, Secretary